UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Fisker Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

33813J 106

(CUSIP Number)

October 29, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

SCHEDULE 13G

CUSIP No. 33813J 106	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Henrik Fisker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ Not Applicable (b) ☐ Not Applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 74,098,048 (1)(2)
	6.	SHARED VOTING POWER 941,518 (3)
	7.	SOLE DISPOSITIVE POWER 74,098,048 (1)(2)
	8.	SHARED DISPOSITIVE POWER 941,518 (3)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,039,566 (1)(2)(3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.3% (4)(5)(6)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of (i) 66,177,064 shares of Class B Common Stock, and (ii) 7,920,984 shares of Class A Common Stock issuable upon the exercise of stock options exercisable within 60 days of October 29, 2020.
(2)

The Class B Common Stock will be convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder upon written notice to the Issuer. In addition, the Class B Common Stock will automatically convert into shares of Class A Common Stock immediately prior to the close of business on the earliest to occur of certain events specified in the Issuer’s Second Amended and Restated Certificate of Incorporation.

(3)

Represents shares of Class A Common Stock held by HF Holdco, LLC. Mr. Fisker serves as a Member of HF Holdco, LLC and as such, has shared voting and dispositive power with respect to the shares held by HF Holdco, LLC. and may be deemed to beneficially own the shares of Common Stock held by HF Holdco, LLC.

(4)

Based on 277,258,103 shares of Common Stock of the Issuer outstanding as of October 29, 2020, as reported in the Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on November 9, 2020 (the “Form S-1”).

(5)

The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in footnote “(1)” above are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(6)

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. There were 132,354,128 shares of Class B Common Stock outstanding as of October 29, 2020, as reported in the Form S-1, including the 66,177,064 shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in footnote “(1)” above. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

SCHEDULE 13G

CUSIP No. 33813J 106	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Geeta Gupta
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ Not Applicable (b) ☐ Not Applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 74,138,791 (1)(2)
	6.	SHARED VOTING POWER 941,518 (3)
	7.	SOLE DISPOSITIVE POWER 74,138,791 (1)(2)
	8.	SHARED DISPOSITIVE POWER 941,518 (3)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,080,309 (1)(2)(3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.3% (4)(5)(6)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of (i) 66,177,064 shares of Class B Common Stock, and (ii) 7,961,727 shares of Class A Common Stock issuable upon the exercise of stock options exercisable within 60 days of October 29, 2020.
(2)

The Class B Common Stock will be convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder upon written notice to the Issuer. In addition, the Class B Common Stock will automatically convert into shares of Class A Common Stock immediately prior to the close of business on the earliest to occur of certain events specified in the Issuer’s Second Amended and Restated Certificate of Incorporation.

(3)

Represents shares of Class A Common Stock held by HF Holdco, LLC. Dr. Gupta serves as a Member of HF Holdco, LLC and as such, has shared voting and dispositive power with respect to the shares held by HF Holdco, LLC. and may be deemed to beneficially own the shares of Common Stock held by HF Holdco, LLC.

(4)

Based on 277,258,103 shares of Common Stock of the Issuer outstanding as of October 29, 2020, as reported in the Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on November 9, 2020 (the “Form S-1”).

(5)

The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in footnote “(1)” above are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(6)

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. There were 132,354,128 shares of Class B Common Stock outstanding as of October 29, 2020, as reported in the Form S-1, including the 66,177,064 shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in footnote “(1)” above. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer:

Fisker Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1888 Rosecrans Avenue, Manhattan Beach, California 90266

Item 2.

(a)	Name of Person filing:

This Schedule 13G is being filed on behalf of Henrik Fisker and Geeta Gupta, individuals who are citizens of the United States of America (the “Reporting Persons”).

(b)	Address or Principal Business Office or, if None, Residence:

The principal business address of the Reporting Persons is 1888 Rosecrans Avenue, Manhattan Beach, California 90266.

(c)	Citizenship:

See Item 2(a) above.

(d)	Title of Class of Securities:

Class A Common stock, $0.00001 par value per share

(e)	CUSIP Number:

33813J 106

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k)	☐ Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: Not Applicable

Item 4.	Ownership.

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of October 29, 2020. Henrik Fisker and Dr. Geeta Gupta are husband and wife. They are also co-founders of Fisker Inc. Except as indicated by footnote, and subject to community property laws where applicable, the Reporting Persons have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by each of them:

(a)	Amount beneficially owned:

(1) Henrik Fisker: 75,039,566

(2) Geeta Gupta: 75,080,309

Page 5 of 6 Pages

(b)	Percent of class:

(1) Henrik Fisker: 26.3%

(2) Geeta Gupta: 26.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(1) Henrik Fisker: 74,098,048

(2) Geeta Gupta: 74,138,791

(ii)	Shared power to vote or to direct the vote:

(1) Henrik Fisker: 941,518

(2) Geeta Gupta: 941,518

(iii)	Sole power to dispose or to direct the disposition of:

(1) Henrik Fisker: 74,098,048

(2) Geeta Gupta: 74,138,791

(iv)	Shared power to dispose or to direct the disposition of:

(1) Henrik Fisker: 941,518

(2) Geeta Gupta: 941,518

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2020

HENRIK FISKER

/s/ Henrick Fisker

DR. GEETA GUPTA

/s/ Geeta Gupta

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)